Exhibit 99

China Security Signs $10.7 Million in New Contracts

SHENZHEN, China, Nov. 2 -- China Security & Surveillance Technology, Inc. (“China Security”) (OTC Bulletin Board: CSSTF - News), a leading provider of digital surveillance technology in China, has recently signed $10.7 million worth of new contracts. These contracts cover installations for various projects located throughout China.

New Contract Wins Include:

•	City-wide surveillance management systems totaling approximately $4.9 million in total contract value.

This includes Phase I projects for the installation of city-wide security surveillance management systems for (i) Hezhou city, located in the Guangxi province, (ii) the Bao An district of Shenzhen city, (iii) Xianyang city, located in the Shanxi province and (iv) Lianyungang city, located in the Jiangsu province. As part of these contracts, China Security will install cameras and associated surveillance systems within the designated streets, exits and entrances of government buildings and areas of major public traffic. These awards are directly related to the Ministry of Public Security's "3111 Project," which is an initiative of building a more stable and safer society.

•	Cyber cafe surveillance systems totaling approximately $3.3 million in total contract value.

These include the installation of security surveillance systems, including cameras and recording systems for all cyber cafes within Qingdao city, Wuxi city and Sujian city. These contracts were the result of State Ordinance 458, issued earlier this year, which requires all entertainment venues in China to install surveillance systems within their premises.

•	General security surveillance systems totaling approximately $2.5 million in total contract value.

These include the supply and installation of surveillance systems for various factories, railways, education institutions and bank customers located in cities of Jinan, Xian, Wuhan and Chongqing.

“We have experienced continued strong growth in demand for security surveillance systems driven both by regulatory mandates and general demand from the corporate sector. These new contract wins indicate China Security is gaining momentum in the market place while expanding its geographic reach,” commented Mr. Guo Shen Tu, Chief Executive Officer of China Security. “We are winning more city-wide surveillance projects as a result of our improved sales efforts and the tailwind associated with the publicized government mandates focused on improving and increasing public safety.”

About China Security & Surveillance Technology, Inc.

Based in Shenzhen, China, China Security manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, Golden Group Corporation (Shenzhen) Limited. China Security has a manufacturing facility located in Shenzhen and a R&D facility which leverages an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 37 points of presence throughout the PRC. For more information visit China Security’s website: http://www.goldengroup.cn/eindex.asp

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy, which is subject to change. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control, including new contracts wins and implementation schedules and upon assumptions with respect to future business decisions, which are subject to change. For a further description of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

Company Contact:	Investor Contact:
Terence Yap	Matthew Hayden at Hayden Communications
(646) 713-4888	(858) 704-5065
terence@goldengroup.cn	matt@haydenir.com